August 22, 2005



Mr. David S. Marberger
Chief Financial Officer
Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, Pennsylvania  19129


	Re:	Tasty Baking Company
		Form 10-K for Fiscal Year Ended December 25, 2004
Filed March 25, 2005
Form 14A
Filed April 8, 2005
		Forms 10-Q for Periods Ended March 26, 2005 and June 25,
2005
      Filed May 5, 2005 and July 29, 2005
      Response Letter Dated July 29, 2005
		File No. 1-05084


Dear Mr. Marberger:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief
??

??

??

??

Mr. David S. Marberger
Tasty Baking Company
July 12, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010